19


                         BROADWAY FINANCIAL CORPORATION

                             4800 Wilshire Boulevard
                          Los Angeles, California 90010

                                 PROXY STATEMENT

                         Annual Meeting of Stockholders

                                  June 19, 2002


              INFORMATION RELATING TO VOTING AT THE ANNUAL MEETING

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Broadway Financial Corporation (the "Company"), a Delaware corporation, for use at the Annual Meeting of Stockholders of the Company (the "Annual Meeting") to be held at the Company's principal executive offices, 4800 Wilshire Boulevard, Los Angeles, California, 90010, at 2:00 p.m., on June 19, 2002, and at any postponement or adjournment thereof. This Proxy Statement and the accompanying form of proxy were first mailed to stockholders on or about May 6, 2002.

The Company was incorporated under Delaware law in September 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Bank, f.s.b. ("Broadway Federal" or the "Bank") as part of the Bank's conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was completed, and the Bank became a wholly owned subsidiary of the Company, on January 8, 1996. Unless otherwise indicated, references in this Proxy Statement to the Company include the Bank as its predecessor.

The Board of Directors of the Company has selected April 22, 2002 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. A total of 910,538 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), were outstanding at the close of business on that date. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Stockholders will be entitled to cast one vote for each share of Common Stock held by them of record at the close of business on the record date on any matter that may be presented at the Annual Meeting for consideration and action by the stockholders. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted for a vote of the stockholders. If a broker indicates on its proxy that the broker does not have discretionary authority to vote on a particular matter as to certain shares, those shares will be counted for general quorum purposes but will not be considered as present and entitled to vote with respect to that matter.

All valid proxies received in response to this solicitation will be voted in accordance with the instructions indicated thereon by the stockholders giving such proxies. If no contrary instructions are given, such proxies will be voted FOR the election of the directors named in this Proxy Statement, FOR the approval of the amendment to the Long Term Incentive Plan and FOR approval of the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2002. Although the Board of Directors currently knows of no other matter to be brought before the Annual Meeting, if other matters properly come before the Annual Meeting and may properly be acted upon, including voting on a substitute nominee for director in the event that one of the nominees named in this Proxy Statement becomes unwilling or unable to serve before the Annual Meeting, the proxy will be voted in accordance with the best judgement of the persons named in the proxy.

Any stockholder has the power to revoke his or her proxy at any time before it is voted at the Annual Meeting by delivering a later signed and dated proxy or other written notice of revocation to Beverly A. Dyck, Secretary of the Company, at 4800 Wilshire Boulevard, Los Angeles, California 90010. A proxy will also be considered revoked if the person executing the proxy is present at the Annual Meeting and chooses to vote in person.

The principal solicitation of proxies is being made by mail. The Company has retained U. S. Stock Transfer Corporation, the Company's transfer agent, to assist in the solicitation of proxies for an estimated fee of $1,600 plus reimbursement of certain expenses. To the extent necessary, proxies may be solicited by officers, directors and employees of the Company, or its wholly owned subsidiaries, none of whom will receive additional compensation therefor, and may also be solicited by telephone, personal contact or other means. The Company will bear the cost of the solicitation of proxies, including postage, printing and handling, and will reimburse brokers and other nominee holders of shares for their expenses incurred in forwarding solicitation material to beneficial owners of shares.


                              ELECTION OF DIRECTORS

The Company's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes, with the term of one class of directors to expire each year. Three directors are to be elected at the Annual Meeting. The Certificate of Incorporation does not provide for cumulative voting in the election of directors.

The following table sets forth the names and information regarding the persons who are currently members of the Company's Board of Directors, including those nominated by the Board of Directors for reelection. If elected, Mr. Stephen N. Rippe, Mr. A. Odell Maddox and Mr. Daniel A. Medina will each serve for a term of three years or until their respective successors are elected and qualified. The three nominees have consented to be named in this Proxy Statement and have indicated their intention to serve if elected. Each director listed below, except as noted, served as a director of the Bank prior to its reorganization into a holding company structure. The dates listed below pertaining to length of service as a director include service as a director of the Bank prior to the formation of the Company, except as noted. If any of the nominees becomes unable to serve as a director for any reason the shares represented by the proxies solicited hereby may be voted for a replacement nominee selected by the Board.

                                           Age at
                                        December 31,       Director     Term          Positions Currently Held with
               Name                         2001            Since       Expires        the Company and the Bank
-----------------------------------    ----------------   -----------   ----------   --------------------------------
NOMINEES:
      Stephen N. Rippe(1)                    55              2001         2002       Director of Company and Bank
      A. Odell Maddox                        55              1986         2002       Director of Company and Bank
      Daniel A. Medina (2)                   44              1997         2002       Director of Company and Bank

CONTINUING DIRECTORS:
      Paul C. Hudson (3)                     53              1985         2003       Director,  President  and Chief
                                                                                     Executive  Officer  of  Company
                                                                                     and Bank
      Kellogg Chan                           62              1993         2003       Director of Company and Bank
      Larkin Teasley                         65              1977         2003       Director of Company and Bank
      Elbert T. Hudson(3)                    81              1959         2004       Director  and  Chairman  of the
                                                                                     Board of Company and Bank
      Rosa M. Hill                           72              1977         2004       Director of Company and Bank

--------------

(1) Elected to the Board of Directors of Broadway Financial Corporation on September 19, 2001 and the Board of Directors of Broadway Federal Bank, f.s.b. on November 20, 2001.

(2) Served as an advisor to the Board prior to the Bank's reorganization into a holding company structure.

(3) Elbert T. Hudson and Paul C. Hudson are father and son.



                  THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
                      THAT YOU VOTE FOR THE ABOVE NOMINEES.

The business experience of each of the nominees and continuing directors is as follows:

Nominees:

Stephen N. Rippe is Portfolio Manager for Hot Creek Capital, L.L.C. (formerly Everest Managers, L.L.C), an investment partnership specializing in micro-cap financial institutions. Prior to joining Hot Creek Capital, Mr. Rippe served as President and Chief Executive Officer of Highland Bancorp, Inc. from 1994 to 2001. Mr. Rippe also served as Chief Operating Officer of Imperial Capital Bank from 1991 to 1993 and President and Chief Executive Officer of Security Pacific Bank, Nevada from 1987 to 1989. Mr. Rippe is the Chairman of the Audit/CRA/Compliance Committee of the Bank and is a member of the Loan Committee of the Bank.

A. Odell Maddox is Manager of Maddox Co., a real estate property management and sales company. Mr. Maddox served as a real estate appraiser for the Los Angeles County Assessor's Office from 1969 to 1972 and as a loan consultant for Citizens Savings and Loan Association from 1978 to 1979. Mr. Maddox served as President of Maddox & Stabler Construction Company Inc. (a public works construction company) from 1984 to 1999. Mr. Maddox is the Chairman of the Asset Review Committee of the Bank and a member of the Executive Committee and Asset/Liability and Investment Committee of the Bank.

Daniel A. Medina is a private investor. Until March 2, 2000 he was Managing Director in the Global Corporate Finance Practice for Arthur Andersen, LLP. Mr. Medina joined Arthur Andersen in February 1999. Prior to joining Arthur Andersen, Mr. Medina had been Vice President-Acquisitions for Avco Financial Services, Inc., since October 1996. Mr. Medina previously had been Managing Director-Corporate Advisory Department for Union Bank of California, N.A., a subsidiary of the Bank of Tokyo Mitsubishi Bank, since 1992. Mr. Medina has been a member of the Company's Board since 1997. Prior to that time he was an advisor to the Broadway Federal Board since 1993 and the Company's Board since 1996. Mr. Medina is the Chairman of the Asset/Liability and Investment Committee of the Bank and a member of the Compensation/Benefits Committees of the Bank and the Company.


Continuing Directors:

Paul C. Hudson is the President and Chief Executive Officer of the Company and the Bank. Mr. Hudson joined Broadway Federal in 1981, was elected to the Board in 1985, and served in various positions prior to becoming President and Chief Executive Officer in 1992. Mr. Hudson is a member of the California and District of Columbia Bars. He serves on the board of the Metropolitan Transit Authority, Pitzer College, Orthopaedic Hospital Foundation, and the California Community Foundation. Mr. Hudson also chairs the Board of Community Build. Mr. Hudson is a member of the Executive Committees of the Bank and the Company and a member of the Loan Committee of the Bank.

Kellogg Chan is President of North American Financing Corporation, an investment banking firm, and Asia Capital Group, Inc., a biotech holding company. He has been a member of the Board of Directors since 1993. He was Chairman and Chief Executive Officer of Universal Bank, f.s.b. from 1994 to 1995 and a consultant to Seyen Investments from 1993 to 1994. He was President and Chief Executive Officer of East-West Bank from 1976 to 1992. Mr. Chan is a past trustee of the Greater Los Angeles Zoo Association, and past member of the Boards of Directors of the San Marino City Club, the Southern California Chinese Lawyers Association and the San Gabriel Valley Council of Boy Scouts. Mr. Chan is a member of the Chinese American Citizens Alliance, Central City Optimists, and the Chinese Heart Council of the American Heart Association. Mr. Chan is the Chairman of the Loan Committee of the Bank and is a member of the Audit/CRA/Compliance Committee of the Bank and a member of the Executive Committee of the Company.

Larkin Teasley is Chairman, President and Chief Executive Officer of Golden State Mutual Life Insurance Company. He was elected President in 1980, Chief Executive Officer in 1990 and Chairman in 2001. He is also a member of the Board of Investment for the Los Angeles County Employees Retirement Association. Mr. Teasley is past Chairman of the National Insurance Association and past director of the California Chamber of Commerce. Mr. Teasley is a member of the
Compensation/Benefits Committee of the Company and a member of the Asset/Liability and Investment and Executive Committees of the Bank.

Elbert T. Hudson is Chairman of the Board of both the Company and the Bank and has engaged in the practice of law since his retirement as Chief Executive Officer of the Bank in 1992. He was elected as President/Chief Executive Officer of the Bank in 1972, a position he held until his retirement. Mr. Hudson is currently Chairman of the Executive Committee of the Bank, a committee he has served on continuously since 1972, and serves on the Board of Directors of Broadway Service Corporation ("BSC"), a wholly owned subsidiary of Broadway
Federal. He also served on the Loan Committee of the Bank from 1959 through 1984. Mr. Hudson, a member of the California Bar since 1953,was a practicing attorney prior to his election as President/Chief Executive Officer of Broadway Federal. Mr. Hudson is a member of the Board of Directors of Golden State Mutual Life Insurance Company and is a member of its Executive Committee and Chairman of its Audit Committee. Mr. Hudson is a member of the Board of Los Angeles Trade Technical College Foundation and the Los Angeles Community Development Bank. Mr. Hudson is Chairman of the Executive Committees of the Company and the Bank and a member of the Asset Review Committee of the Bank.

Rosa M. Hill was formerly an elementary school teacher with Los Angeles City Schools, and the Fisk University Children's School, Nashville, Tennessee. Ms. Hill was also employed as a social worker with the Los Angeles County Bureau of Public Assistance. She served as the Vice Chair of the Board of Trustees, Bennett College, Greensboro, North Carolina, and on the Board of Family Services of Los Angeles. Ms. Hill has been an active member of the Holman United
Methodist Church in Los Angeles for 48 years where she has served in many leading roles within the church. Ms. Hill is the Chairperson of the Compensation/Benefits Committee of the Bank and is a member of the Asset Review Committee of the Bank.

Board Meetings and Committees

The Board of Directors of the Company and the Board of Directors of the Bank held eleven meetings each during 2001. The Company has three committees: the Executive Committee, the Compensation/Benefits Committee and the Audit Committee. During 2001, the Bank had a total of six committees: the Executive Committee, the Audit/CRA/Compliance Committee, the Compensation/Benefits
Committee, the Loan Committee, the Asset Review Committee and the Asset/Liability and Investment Committee.

Company Committees

The Executive Committee consists of Messrs. E. Hudson (Chairman), P. Hudson and Chan. This Committee monitors Company financial matters, including analysis of overall earnings performance, focusing on trends, projections and problem anticipation and resolution. It also monitors the status of litigation and serves as an interim decision-making body that functions between Board meetings, counseling the chief executive officer by providing input on critical issues and ensuring appropriate Board involvement in the strategic planning process. The Executive Committee had no meetings during 2001.

The Audit/CRA/Compliance Committee consists of Messrs Rippe and Chan. The Audit/CRA/Compliance Committee is responsible for oversight of the internal audit function for the Company, assessment of accounting and internal control policies and monitoring of regulatory compliance. The Committee is also responsible for oversight of external auditors. The Audit/CRA/Compliance Committee had one meeting during 2001. The members of the Audit/CRA/Compliance Committee are independent directors as defined under the National Association of Securities Dealers' listing standards.

The Compensation/Benefits Committee consists of Messrs. Teasley and Medina. This Committee is responsible for the oversight of salary and wage administration and various employee benefits, policies and incentive compensation issues at the Company level. The Compensation/Benefits Committee had one meeting during 2001.

Bank Committees

The Executive Committee consists of Messrs. E. Hudson (Chairman), P. Hudson, Maddox and Teasley. This Committee monitors financial matters, including capital adequacy and liquidity, and analyzes overall earnings performance, focusing on trends, regulations, projections and problem anticipation and resolution. It also monitors the status of litigation and serves as an interim decision-making body that functions between Board meetings, counseling the chief executive officer by providing input on critical issues and ensuring appropriate Board involvement in the strategic planning process. The Executive Committee met four times during 2001.

The Audit/CRA/Compliance Committee consists of Messrs. Rippe (Chairman) and Chan. The Audit/CRA/Compliance Committee is responsible for oversight of the internal audit function, assessment of accounting and internal control policies and monitoring regulatory compliance. The Committee is also responsible for oversight of external auditors. The Audit/CRA/Compliance Committee met ten times during 2001. The members of the Audit/CRA/Compliance Committee are independent directors as defined under the National Association of Securities Dealers' listing standards.

The Compensation/Benefits Committee consists of Ms. Hill (Chairperson) and Mr. Daniel A. Medina. This Committee is responsible for the oversight of salary and wage administration and various employee benefits, policies and incentive compensation issues, as well as the appraisal of the chief executive officer's performance, determination of his salary and bonus, and making recommendations regarding such matters for approval by the Board of Directors. The Committee met five times during 2001.

The Loan Committee consists of Messrs. Chan (Chairman), P. Hudson, Rippe and Parker, Chief Loan Officer as a non-Board member. The Loan Committee is responsible for developing the lending policies of the Bank, monitoring the loan portfolio and compliance with established policies, and approving specific loans in accordance with the Bank's loan policy. The Committee met twelve times during 2001.

The Asset Review Committee consists of Messrs. Maddox (Chairman), E. Hudson, Ms. Hill and non-Board member Ms. Alesia Willis, Vice President-Loan Service Manager. The Asset Review Committee is responsible for the review and approval of asset classifications, and for monitoring delinquent loans and foreclosed real estate. In addition, the Asset Review Committee reviews the adequacy of the Bank's general loan loss allowance. The Committee met twelve times during 2001.

The Asset/Liability and Investment Committee consists of Messrs. Medina (Chairman), Maddox and Teasley and non-Board members Messrs. Kang, Executive Vice President-Chief Financial Officer, Johnson, Senior Vice President-Chief Retail Banking Officer and Parker, Senior Vice President-Chief Loan Officer. The Asset/Liability and Investment Committee is responsible for monitoring Broadway Federal's interest rate risk in order to reduce the Bank's vulnerability to changes in interest rates. The Committee also monitors and controls the level and type of securities investments made by the Bank. The Committee met five times during 2001.

Executive Officers Who Are Not Directors

The following table sets forth certain information with respect to executive officers of the Company or the Bank who are not directors. Officers of the Company and the Bank serve at the discretion of and are elected annually by their respective Boards of Directors.




          Name                 Age(1)             Positions Held With Company and Broadway Federal
--------------------------    ---------    ----------------------------------------------------------------

Alvin D. Kang (2)                57        Chief  Financial  Officer of the  Company  and  Executive  Vice
                                           President Chief Financial Officer of the Bank

Eric V. Johnson                  42        Senior Vice President/Chief Retail Banking Officer of the Bank

Gerald W. Parker                 59        Senior Vice President/Chief Loan Officer of the Bank
----------------------------

(1)      As of December 31, 2001.
(2)      Executive hired in December 2001

The business experience of each of the executive officers is as follows:


Eric V. Johnson joined Broadway Federal Bank in May 1999 as Senior Vice President/Chief Loan Officer and currently serves as Senior Vice President/Chief Retail Banking Officer and Foreign Asset Control Compliance Officer. Prior to joining Broadway Federal, Mr. Johnson was the Senior Vice President of Loan Servicing Home Savings of America, from 1993 to 1999. Mr. Johnson has served on the San Gabriel Valley Boy Scouts of America and is an active member of Holman United Methodist Church.

Alvin D. Kang joined Broadway Federal Bank in December 2001 as the Executive Vice President/Chief Financial Officer. Prior to joining Broadway Federal, Mr. Kang was Executive Vice President at Takenaka & Company, LLC, a consulting and investment banking firm from August 1999 to April 2002, and was the Managing Member of Mu & Kang Consultants L.L.C. from November 1995 to August 1999. Prior to that, Mr. Kang served as an Audit Partner with KPMG and Ernst & Young, LLP and has 32 years experience serving the Thrift and Banking industries. During his public accounting career, Mr. Kang was active in the Financial Managers Society and was a frequent speaker at industry conferences. He also served on the AICPA Savings and Loan Committee.

Gerald W. Parker joined Broadway Federal in April 2000 as the Senior Vice President/Chief Loan Officer. Prior to joining Broadway Federal, Mr. Parker had over 20 years of experience in the banking industry with Home Savings of America, where he served in various management positions. Mr. Parker serves as Vice President and a member of the Board of Directors of the Los Angeles Urban Bankers Association, President of Inglewood Development Corporation, a non-profit organization for the City of Inglewood, a member of the Board of Directors of the California Mortgage Bankers and a Board member of the Haaf II
Project that is conducting a health study of crib deaths in African American families.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth information, as of March 31, 2002, concerning the shares of the Company's Common Stock owned by each person known to the Company to be a beneficial owner of more than 5% of the Company's Common Stock, by each of the directors and executive officers of the Company and the Bank, and by all directors and executive officers as a group.

                    Name and Address                          Amount and Nature of                     Percent of
                  of Beneficial Owner                         Beneficial Ownership                        Class
---------------------------------------------------------   --------------------------                --------------

Beneficial Owners:

Broadway Federal Bank Employee Stock Ownership Plan                    58,698              (1)            6.45%


Wellington Management Co.
75 State Street
Boston, Massachusetts  02109                                           69,740              (2)            7.66%

Hot Creek Capital L.L.C. (formerly Everest Managers,
L.L.C.)                                                               192,456              (3)           21.14%
32107 Lindero Canyon Road, Suite 207
Westlake Village, California 91361

Golden State Mutual Life Insurance Company
1999 West Adams Boulevard                                              57,894              (4)            6.36%
Los Angeles, California  90018

Sy Jacobs
One 5th Avenue                                                         57,200              (5)            6.28%
New York, New York 10003

Directors and Executive Officers:                                                          (1)
Elbert T. Hudson                                                       10,653            (6)(7)           1.17%
Paul C. Hudson                                                         33,028              (8)            3.63%
Kellogg Chan                                                           12,129              (9)            1.33%
Willis K. Duffy                                                         6,727           (10)(11)          0.74%
Rosa M. Hill                                                           12,647           (12)(13)          1.39%
A. Odell Maddox                                                         7,088              (9)            0.78%
Lyle A. Marshall                                                        5,706         (12)(14) (15)       0.63%
Daniel A. Medina                                                        1,904            (9)(16)          0.21%
Stephen N. Rippe                                                      192,456             (17)           21.14%
Larkin Teasley                                                          8,030             (11)            0.88%
Bob Adkins                                                              4,639           (18)(19)          0.51%
Eric V. Johnson                                                         1,563             (20)            0.24%
Gerald W. Parker                                                        1,047             (21)            0.11%
All directors and executive officers as a group (13
persons)                                                              298,198                            32.75%
----------------------------------------------

(1) The address for each of the directors and executive officers and the Broadway Federal Bank Employee Stock Ownership Plan is 4800 Wilshire Boulevard, Los Angeles, California 90010.

(2) Information is derived from a Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Company, LLP, a Massachusetts limited liability partnership ("WMC"), on February 14, 2002 and a Schedule 13G filed by First Financial Fund, Inc., a registered closed-end investment company on February 11, 2002. WMC, in its capacity as investment advisor, may be deemed the beneficial owner of shares of Common Stock owned by its clients, including 64,640 shares owned by First Financial Fund, Inc. as to which WMC has shared dispositive voting power and are reported in total beneficial ownership of WMC of 69,740.

(3) Information derived from a 13D filed with the SEC by Everest Managers, L.L.C. (now known as Hot Creek Capital, L.L.C.) on July 19, 2001 and a listing of non-objecting beneficial owners received by Broadway Financial Corporation as of March 31, 2002. Mr. Stephen N. Rippe, a member of Hot Creek Capital L.L.C., is a director of Broadway Financial Corporation.

(4) Information derived from a Schedule 13D filed with the Securities and Exchange Commission by Golden State Mutual Life Insurance Company ("Golden
State"), a California corporation, on January 19, 2001 and a listing of non-objecting beneficial owners received by Broadway Financial Corporation as of March 31, 2002. Golden State is an insurance company that reports that it used its working capital to purchase the stock for investment purposes. Mr. Larkin Teasley, Director, President and Chief Executive Officer and Mr. Elbert T. Hudson, Director of Golden State are also Director and Chairman of the Board of Broadway Financial Corporation, respectively.

(5) Information derived from Schedule 13G filed with the Securities and Exchange Commission by Sy Jacobs, JAM Partners, L.P., a Delaware limited partnership and JAM Managers L.L.C, a Delaware limited liability company on February 6, 2002. Mr. Jacobs and JAM Managers, L.L.C. have shared voting power over all 57,200 shares and JAM Partners, L.P. has shared voting power over 51,000 of the shares.

(6) Includes 3,161 shares held jointly with spouse with whom voting and investment power is shared.

(7) Includes 1,396 allocated shares under the Broadway Federal Savings and Loan Association Employee Stock Ownership Plan (the "ESOP"); and 5,243 shares subject to options granted under the Long Term Incentive Plan (the "LTIP"), which options are all currently exercisable.

(8) Includes 5,332 allocated shares under the ESOP; and 18,417 shares subject to options granted under the LTIP, which options are all currently exercisable.

(9) Includes 1,396 shares subject to options granted under the 1996 Stock Option Plan for Outside Directors (the "Stock Option Plan")

(10) Willis K. Duffy resigned from the Board of Directors as of October 17, 2001. Subsequent to that date, Dr. Duffy became a Director Emeritus

(11)  Includes  3,601 shares  subject to options  granted under the Stock Option
Plan.

(12)  Includes  2,580 shares  subject to options  granted under the Stock Option
Plan.

(13) Includes 9,641 shares held jointly with spouse with whom voting and investment power is shared.

(14) Includes 2,700 shares held jointly with spouse with whom voting and investment power is shared.

(15) Lyle A. Marshall resigned from the Board of Directors as of April 17, 2002. Mr. Marshall will become a Director Emeritus effective May 17, 2002.

(16) Includes 216 shares held jointly with spouse with whom voting and investment power is shared.

(17) Mr. Rippe is a member of Hot Creek Capital, L.L.C. (formerly known as Everest Managers, L.L.C.) and the sole general partner of Hot Creek Venture I, L.P. (formerly known as Everest Strategic Partners I, L.P.) and as such may be deemed to be a beneficial owner of the shares held by Hot Creek Ventures I, L.P. and Hot Creek Capital, L.L.C. described in Footnote (3) above. Mr. Rippe was elected to the Broadway Financial Corporation Board of Directors on September 19, 2001.

(18) Includes 61 shares held jointly with spouse with whom voting and investment power is shared.

(19) Includes 3,620 allocated shares under the ESOP.

(20)Includes 194 allocated shares under the ESOP; and 1,129 shares subject to options granted under the LTIP, which options are all currently exercisable.

(21) Includes 847 shares subject to options granted under the LTIP, which options are all currently exercisable.

EXECUTIVE COMPENSATION, BENEFITS AND RELATED MATTERS

The following table sets forth the annual and long-term compensation for the Company's President/Chief Executive Officer, the Chief Financial Officer, the Chief Retail Banking Officer and the Chief Lending Officer, as well as the total compensation paid to each, during the Company's last three fiscal years:

                           Summary Compensation Table

                                                                         Long-Term Compensation
                                                                  -------------------------------------
                                    Annual Compensation                    Awards             Payouts
                             -----------------------------------  -------------------------  ----------
                                                                  Restricted   Securities
    Name and                                      Other Annual      Stock      Underlying      LTIP        All Other
    Principal                Salary     Bonus     Compensation      Awards      Options/      Payouts     Compensation
    Position        Year       ($)       ($)           ($)           ($)        SARS (#)      ($) (b)         ($)
------------------  ------   --------   -------   --------------  -----------  ------------  ----------  ---------------

Paul C. Hudson      2001     154,475    21,735          -             -             -            5,007     5,275 (c)
President/CEO                                                                                                 828(d)

                    2000     139,241     6,011          -             -         2,824(a)         5,007     4,357 (c)
                                                                                                               924
                    1999     138,059         -          -             -             -           5,007      (d) 4,142
                                                                                                                 (c)
                                                                                                             924 (d)


Bob Adkins*         2001     131,436    16,388          -             -             -            3,337      2,384(c)
CFO (e)                                                                                                      793 (d)
                    2000     120,800     5,175          -             -         1,412(a)         3,337     3,175 (c)
                                                                                                             924 (d)
                    1999     114,760      -             -             -             -            3,337     3,024 (c)
                                                                                                             924 (d)

Eric V. Johnson     2001     123,263    15,950          -             -             -            2,086     3,996 (c)
CRBO (f)                                                                                                     360 (d)
                    2000     116,250     4,950          -             -         5,648(a)         -         3,448 (c)
                                                                                                             924 (d)
                    1999      64,167         -          -             -             -            -       -
                                                                                                                  (c)


Gerald W. Parker    2001     103,862     9,975          -             -             -            1,738     1,425 (c)
CLO (f)                                                                                                    1,548 (d)
                    2000      73,888         -          -             -         4,236(a)             -     -
                                                                                                                 (c)
                                                                                                             665 (d)


(a) The stock options awarded during 2000 have a grant date of November 15, 2000. Options exercisable by the executive officers named in the table above totaled 27,816 at December 31, 2001.

(b) The LTIP Payouts represent base grants awarded pursuant to the Performance Equity Program For Officers and Employees (the "PEP"). Under the PEP, base grants vest in equal installments over a five-year period commencing one year from the date of grant, which was September 17, 1997 for Messrs. Hudson and Adkins and November 15, 2000 for Messrs. Johnson and Parker. The LTIP Payouts are calculated by multiplying the closing market price of the Company's stock on the grant dates by the number of shares that vested in each of the years listed in the table above. The market prices of the Company's stock at the September 17, 1997 and November 15, 2000 grant dates were $11.00 and $8.69 per share, respectively. At December 31, 2001, the total remaining shares that had not yet vested for Paul C. Hudson, Bob Adkins, Eric V. Johnson and Gerald W. Parker were 456, none, 960 and 800, respectively. The value of those shares for Paul C. Hudson, Bob Adkins, Eric Johnson and Gerald W. Parker, based upon the market price of the shares at December 31, 2001 ($12.55 per share) was $5,723, $-0-, $12,048 and $10,040, respectively.

(c) Reflects amounts contributed by the Company to the 401(k) Plan on behalf of each individual. The amounts contributed by the Company each year represents 100% of each employee's contribution up to 3% of each individual's salary.

(d) Reflects the dollar value of group term life insurance paid by the Bank during the periods covered.

(e) Includes accrued vacation of $12,186.96 paid at separation in 2001.

(f) Eric V. Johnson and Gerald W. Parker were hired in May 1999 and April 2000, respectively.

The following table summarizes the value of unexercised options held by the named executives at fiscal year-end.

                     Aggregated Option/SAR Exercises In Last
                Fiscal Year And Fiscal Year-End Option/SAR Values


                               Shares                        Number of Securities       Value of Unexercised
                               Acquired      Value                Underlying           In-the-Money Options/
                               on            Realized            Unexercised               SARS at Fiscal
                               Exercise         ($)         Options/SARS at Fiscal            Year-End
           Name                   (#)                            Year-End (#)           ($) Exercisable (E)/
                                                               Exercisable (E)/          Unexercisable (U)
                                                              Unexercisable (U)
---------------------------    ----------    ----------     -----------------------    -----------------------

Paul C. Hudson                     -             -                6,724 - (U)                 5,643 - (U)
                                                                 18,417 - (E)                 9,849 - (E)

Bob Adkins                         -             -
                                                                  None - (U)                        None -
                                                                  7,423 - (E)          (U)
                                                                                              2,157 - (E)

Eric V. Johnson                    -             -
                                                                  4,519 - (U)                 7,443 - (U)
                                                                  1,129 - (E)                 1,358 - (E)

Gerald W. Parker
                                                                  3,389 - (U)               13,082 - (U)
                                                                    847 - (E)                3,269 - (E)


                             DIRECTORS COMPENSATION

No remuneration was paid to the directors by the Company in 2001. Currently, the Chairman of the Board of Broadway Federal receives a monthly retainer fee of $2,940.00, and all other directors of Broadway Federal, other than the President, receive a monthly retainer fee of $1,000 each. A fee of $500 is paid to each director of Broadway Federal, other than the Chairman of the Board and the President, for special Board meetings. Committee meeting fees of $200 per meeting are also paid to directors of Broadway Federal, other than the Chairman of the Board and the President. On November 20, 2001 Willis K. Duffy became a Director Emeritus and, as such, is receiving a monthly retainer fee of $817. On April 17, 2002, Lyle A. Marshall retired as a director and on May 17, 2002 he will become a Director Emeritus at which time he will begin receiving a monthly retainer fee of $974.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's current loan policy provides that all loans made by the Company or its subsidiaries to its directors and executive officers are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

On September 30, 1999, the Bank made a $550,000 loan to Maddox & Stabler LLC. Mr. A. Odell Maddox is a director of the Company and the Bank. The loan is secured by a 24-unit multi-family property located in Los Angeles, California. The terms of the 30-year loan include an initial interest rate of 8% fixed for the first five years. Thereafter the rate will be 2.50% over the one-year Treasury Bill rate. Since inception, payments on the loan have been made as agreed. As of March 31, 2002, the outstanding balance of the loan was $537, 640.

On December 29, 2000, the Bank made a $130,400 loan to Ms. Rosa M. Hill, who is a director of the Company and the Bank. The loan is secured by a single family residential property located in Los Angeles, California. The loan earns a fixed interest rate of 7.5% and is due in five years. Since inception, payments on the loan were made as agreed. The loan was paid in full during 2001.

On February 25,  2002,  the Bank made a $300,000  loan to Alvin D. Kang,  who is
Executive  Vice  President  and Chief  Financial  Officer  of the Bank and Chief
Financial Officer of the Company. The loan is secured by a single family residential property located in Torrance, California. The loan earns an interest rate of 5.75%. Since inception, payments have been made as agreed.



                              SEVERANCE AGREEMENTS

The Company and Broadway Federal have entered into severance agreements with Mr. Paul C. Hudson and Mr. Eric V. Johnson, having terms of 24 months for Mr. Hudson and 18 months for Mr. Johnson. Commencing on the first anniversary date of such agreements and continuing on each anniversary date thereafter, the severance agreements may be extended by the respective Board of Directors of the Company and Broadway Federal for additional twelve-month periods. Each severance agreement provides that at any time following a change in control of the Company or Broadway Federal, as applicable, if the Company or Broadway Federal, as the case may be, terminates the employee's employment for any reason other than for cause, or if the employee terminates his or her employment, the employee or, in the event of death, the employee's beneficiary, would be entitled to receive a payment equal to up to two years of the employee's then current annual salary (twenty-four months for Paul C. Hudson and eighteen months for Eric V. Johnson), any bonuses and any other compensation paid or to be paid to the employee in any such year, the amount of benefits paid or accrued to the employee pursuant to any employee benefit plan maintained by Broadway Federal or the Company in any such year and the amount of any contributions made or to be made on behalf of the employee to any benefit plan maintained by Broadway Federal or the Company in any such year. The Company or Broadway Federal would also continue the employee's life, medical, dental and disability coverage for the remaining unexpired term of his agreement to the extent allowed by the plans or policies maintained by the Company or Broadway Federal from time to time. Payments to the employee under Broadway Federal's severance agreements will be guaranteed by the Company in the event that payments or benefits are not paid by Broadway Federal. In the event of a change in control of the Company and Broadway Federal, as applicable, the total payments due under the severance agreements in the aggregate, based on the compensation paid to the two officers covered by the severance agreements for the last fiscal year and excluding the value of the extension of employee's life, medical, dental and disability coverage, are estimated to be up to approximately $580,000.

                       APPOINTMENT OF INDEPENDENT AUDITORS

The  Board  of  Directors  has  selected  KPMG  LLP  ("KPMG")  as the  Company's independent auditors for the fiscal year ending December 31, 2002. It is anticipated that representatives of KPMG will be present at the Annual Meeting. KPMG will be given an opportunity to make a statement, if they desire to do so, and will be available to respond to any appropriate inquires of the stockholders. KPMG performed the independent audit for the fiscal year ended December 31, 2001.

KPMG performs both audit and non-audit professional services for and on behalf of the Company and its subsidiaries. The Audit/CRA/Compliance Committee has considered whether the independent auditors' provision of any financial information systems design and implementation services or any other non-audit services is compatible with maintaining the independent auditors' independence. During 2001, the audit services included examination of the consolidated financial statements of the Company, examination of the financial statements of the Company's subsidiaries and a review of certain filings with the Securities and Exchange Commission.

The following table sets forth information regarding the aggregate fees billed for services rendered by KPMG for the fiscal year ended December 31, 2001:

Audit Fees                     $  115,900

All Other Fees                 $   42,000


             THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU
                VOTE TO RATIFY THE APPOINTMENT OF KPMG LLP AS THE
                         COMPANY'S INDEPENDENT AUDITORS.




                          APPROVAL OF AMENDMENT TO THE
                         BROADWAY FINANCIAL CORPORATION
                            LONG TERM INCENTIVE PLAN

Proposal

The Board of Directors has approved, subject to shareholder approval, an amendment to the Broadway Financial Corporation Long Term Incentive Plan (the "Plan") that would increase the number of shares of common stock available under the Plan to 175,000 shares. The other provisions of the Plan will continue unchanged.

Currently 62,488 shares of common stock have been reserved for issuance pursuant to awards granted under the Plan. As of March 31, 2002, the Company had granted awards under the Plan covering 56,004 shares, leaving a total of only 6,484 shares for future awards. The Company believes that its ability to continue to attract and retain qualified employees will be impeded if sufficient shares are not available for future awards under the Plan.

Summary of Plan

The Plan was originally adopted by the Board of Directors and approved by the stockholders in 1996 and was amended in 1999. The following is a summary of the material provisions of the Plan.

Purpose. The purpose of the Plan is to attract and retain qualified personnel in key positions, to provide officers and key employees with a proprietary interest in the Company as an incentive to contribute to the Company's success and to reward key employees for outstanding performance.

Administration of the Plan. The Plan is administered by the Compensation/Benefits Committee of the Board of Directors (the "Committee"). The Committee is required under the Plan to consist of two or more directors who are "non-employee directors" within the meaning of Securities and Exchange Commission Rule 16b-3. The Committee has the authority to manage and control the operation of the Plan, interpret the provisions of the Plan, make awards to employees, modify the terms of outstanding awards, and to make all other determinations that it deems necessary or advisable for the Plan's administration. The Board of Directors may at any time and in any manner, amend, suspend or terminate the Plan; provided, however, that no such action shall make a material increase in the number of shares reserved without stockholder approval. No amendment may alter or impair the rights of holders of awards granted under the Plan without the consent of the holders.

Eligibility to Receive Awards. All of the Company's employees, including those of the subsidiaries, are eligible to participate in the Plan. The Committee determines which officers and employees are granted awards under the Plan.

Awards under the Long Term  Incentive  Plan. The Plan provides for the grant of:
(1) options to purchase common stock intended to qualify as incentive stock options ("Incentive Stock Options") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"); (2) options that do not so qualify ("Non-qualified Stock Options"); (3) stock appreciation rights ("SARs"), which may be freestanding or may be awarded in tandem with options; (4) limited stock appreciation rights ("LSARs") issued in tandem with options and exercisable no earlier than six months after the applicable award date; and (5) restricted stock.

Options. Options granted under the Plan entitle the recipients to purchase specified numbers of shares of the Company's common stock at a fixed price, may be made exercisable for up to ten years from the date of grant and are not transferable, except by will or the laws of descent and distribution. OTS regulations provide that no individual officer or employee of the Bank may receive more than 25% of the options granted under the Plan. The Committee also determines (1) whether options awarded will be Incentive or Non-qualified Stock Options, (2) the number of shares subject to each option, (3) the exercise price of each option, which may not be less than the fair market value (as defined in the Plan) of a share of common stock on the date the option is awarded, (4) whether such options may be exercised by delivering other shares of common stock or other non-cash consideration, (5) the option expiration date, which may be no later than the tenth anniversary of the date the option was awarded and (6) when such options are to become exercisable.

An Incentive Stock Option granted to an employee owning more than 10% of the total combined voting power of all classes of the Company's stock is subject to the restrictions under current provisions of the Code that such options must have an option price of at least 110% of the fair market value of the shares issuable upon exercise of the option, determined as of the date the options are granted, and a term of not more than five years. All other options granted under the Plan must have exercise prices that are not less than the fair market value of the shares issuable upon exercise of such options, determined as of the date the options are granted. Incentive Stock Options are subject to the further restriction under current provisions of the Code that the aggregate fair market value, determined as of the date of grant, of stock as to which any Incentive Stock Option first becomes exercisable in any calendar year is limited to $100,000. To the extent options covering more than $100,000 worth of stock first become exercisable in any one calendar year, the excess will be treated as Non-qualified Stock Options.

SARs and LSARs. SARs are awards that entitle the recipient to receive an amount of common stock, or cash if so determined by the Committee, based upon the excess of the fair market value of specified numbers of shares of the Company's common stock on the date of exercise over the exercise price of the SAR. SARs may be granted in tandem with, in addition to or independently of stock options. An SAR awarded in tandem with an option is exercisable only to the extent that the related option is exercisable and exercise of the SAR will cancel the related option (similarly, exercise of the related option will cancel the SAR). SARs are settled through the issuance of common stock, except that the Committee may elect to settle SARs wholly or partly in cash. The Plan provides that LSARs will be settled in cash and are exercisable no earlier than six months after the date of the grant.

Restricted Stock. Awards of restricted stock consist of a grant of shares of common stock to the participant, subject to such restrictions and limitations as the Committee determines, which may include a required period of employment with the Company. Restrictions imposed on such grants of restricted stock may include, among other things, restrictions on the sale or other transfer of such stock and a requirement that the recipient forfeit the shares back to the Company upon termination of employment prior to a specified date. All restrictions expire, and such shares vest in the participant, at such time or times as the Committee determines. Recipients of restricted stock are issued stock certificates that are held by the Company or by an independent entity. Recipients, have such stockholder rights with respect to the shares of restricted stock awarded to them as the Committee determines as of the time of award, which may include dividend and voting rights.

Exercising Stock Options; Termination of Service. Stock options granted under the Plan are exercisable, to the extent then vested, by delivery of written notice to the Company. The exercise price for all shares to be purchased upon exercise of options granted under the Plan is payable at time of exercise, in cash or in such other form, including outstanding shares of the Company's common stock held by the option holder, as the Committee determines, or partly in cash and partly in such other consideration. Stock options and SARs become vested and exercisable in the manner specified by the Committee, subject to applicable OTS regulations, which currently require that options begin vesting no earlier than one year from the date of stockholder approval of the Plan and thereafter vest at a rate of no more than 20% per year. Unless determined otherwise by the Committee, options and SARs granted under the Plan are exercisable for ninety days following the date on which the employee ceases to perform services for the Company, including services for the Bank, except that in the event of death or disability, options may be exercisable for up to twelve months thereafter. Unless determined otherwise by the Committee, in the event of retirement, any unvested stock options and SARs terminate and remain unearned.

Adjustments Upon Changes in Capitalization. The Plan provides for appropriate adjustment, as determined by the Committee, in the number and kind of shares subject to the Plan and to the number, kind and per share exercise or base price of shares subject to outstanding awards, in the event of any stock split, stock dividend, combination or reclassification of shares, recapitalization, merger or other specified transactions or events.

Federal Income Tax Considerations. The following discussion is based on federal tax laws and regulations as presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Plan. A participant may also be subject to state and local taxes in connection with the grant of awards under the Plan. We suggest that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Stock Options. An employee will not recognize taxable income upon grant of a stock option or SAR and the Company will not be entitled to a deduction by reason thereof.

Non-qualified Stock Options. Upon exercise of a Non-qualified Stock Option, the difference between the option price and the fair market value of the common stock on the date of exercise will be recognized as ordinary income by the employee, and will entitle the Company to a deduction in a corresponding amount. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares being equal to the fair market value of the shares at the time of exercise. If the terms of a Non-qualified Stock Option provide for exercise through the delivery of previously acquired common stock, the exercise will generally be treated as a non-taxable, like-kind exchange as to the number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are exchanged. The value of the shares received upon the exchange that are in excess of the number given up will be includible as ordinary income to the participant at the time of exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of the shares determined at the time of exercise.

Incentive Stock Options. Upon the exercise of an Incentive Stock Option, an employee will not recognize taxable income and the Company will not be entitled to a deduction provided that the employee was employed the Company or its subsidiary without a break in service during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the employee is disabled, as that term is defined in the Code). The excess of the fair market value of the shares at the time of exercise of an Incentive Stock Option over the exercise price is an adjustment that is included in the calculation of the participant's alternative minimum taxable income for the tax year in which the Incentive Stock Option is exercised. For purposes of determining the participant's alternative minimum tax liability for the year of disposition of the shares acquired pursuant to the Incentive Stock Option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If common stock purchased pursuant to the exercise of an Incentive Stock Option is not sold or otherwise disposed of within two years from the date of grant or within one year after the transfer of such common stock to the participant, then upon disposition of such shares, any amount realized in excess of the exercise price will be taxed to the participant as capital gain, and the Company will not be entitled to any deduction for federal income tax purposes. A capital loss will be recognized to the extent that the amount realized is less than the exercise price. If the foregoing holding period requirements are not met, the participant will generally realize ordinary income, and the Company will be allowed a corresponding deduction, at the time of the disposition of the shares, in an amount equal to the lesser of (1) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (2) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

The exercise of an Incentive Stock Option through the exchange of previously acquired stock will generally be treated in the same manner as such an exchange would be treated in connection with the exercise of a Nonqualified Stock Option, except that the holding period will not be credited for purposes of the one-year holding period required for the new shares to receive Incentive Stock Option treatment. Shares received in excess of the number of shares given up will have a new holding period and will have a basis of zero or, if any cash was paid as part of the exercise price, the excess shares received will have a basis equal to the amount of the cash paid. If the exercise price of an Incentive Stock Option is paid with common stock acquired through a prior exercise of an Incentive Stock Option, gain will be realized on the shares given up (and will be taxed as ordinary income) if those shares have not been held for the minimum Incentive Stock Option holding period (two years from the date of grant and one year from the date of transfer), but the exchange will not affect the tax treatment, as described above, of the shares received.

SARs and LSARs. Generally, participants will recognize ordinary income in the amount of the fair market value of shares or any cash received upon the exercise of an SAR or LSAR and the Company will be entitled to a deduction for federal income tax purposes equal to the amount paid. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares being equal to the fair market value of the shares at the time of exercise.

Restricted Stock. A participant who has been granted a restricted stock award will not realize taxable income at the time of grant, and the Company will not be entitled to a deduction at that time, assuming that the restrictions constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon the vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the excess of the fair market value of the common stock on such date over the purchase price paid by the participant, if any, and the Company will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of the shares will be treated as capital gains and losses, with the basis in such shares being equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period will also be compensation income to the participant and deductible as such by the Company.

A participant  receiving an award of restricted stock may make an election under
Section 83(b) of the Code to have the income measured and recognized at the date the award is granted. Generally, if a Section 83(b) election is properly filed in a timely manner: (1) the Company will be entitled to a deduction at the time of grant and in an amount equal to the fair market value of the shares at the time of grant, (2) dividends paid to such holder during the restriction period will be taxable as dividends to such holder and not deductible by us and (3) there will be no further tax consequences when the restrictions lapse. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares being equal to the fair market value of the shares at the time of grant.

Withholding of Taxes. Pursuant to the Plan, the Company may deduct, from any payment or award of shares under the Plan, the amount of any tax required by law to be withheld with respect to such payment, or may require the holder of the award to pay such amount to us prior to, and as a condition of, making such payment or award. To the extent provided by the Committee, the holder may elect to have any distribution otherwise required to be made under the Plan to be withheld or to surrender to us shares of common stock already owned by the holder to fulfill any tax withholding obligation.

The use of shares of our common stock to satisfy any withholding requirement will be treated, for federal income tax purposes, as a sale of such shares for an amount equal to the fair market value of the shares on the date when the amount of taxes to be withheld is determined. If previously-owned shares of the Company's common stock are delivered to satisfy a withholding requirement, the disposition of such shares would result in the recognition of gain or loss for tax purposes, depending on whether the basis in the delivered shares is less than or greater than the fair market value of the shares at the time of disposition.

Expiration of the Long-Term Incentive Plan. The Plan will remain in effect until all awards made under it have either been satisfied by the issuance of shares of common stock or the payment of cash or been terminated in accordance with the terms of the Plan or the award and until all restrictions imposed on shares of common stock issued under the Plan have lapsed. No award may be made under the Plan, however, after the tenth anniversary of the date the Plan is adopted by the Board of Directors.

Change in Control. The Plan provides that the vesting of awards under the Plan will be accelerated in the event we experience a Change in Control if such acceleration is permitted under applicable OTS regulations. A "Change in Control" is defined in the Plan generally to occur when a person or group of persons acting in concert acquires beneficial ownership of, or makes a tender offer for, 20% or more of a class of the Company's or the Bank's equity securities or in the event of a merger or other form of business combination, sale of all or substantially all of the Company's or the Bank's assets, a plan of liquidation for the Company or the Bank is adopted or a solicitation of our stockholders seeking approval of any of the foregoing is made by anyone other than our Board of Directors or a majority of the Board of Directors ceases to consist of persons who were directors as of the adoption date of the Plan or persons who were nominated by such directors, or in certain other circumstances constituting a Change in Control as defined for specified regulatory purposes.

               THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
               YOU VOTE "FOR" THE PROPOSAL TO AMEND OUR LONG TERM
                                 INCENTIVE PLAN.



                         COMPENSATION/BENEFITS COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION

The Company's Compensation/Benefits Committee is composed entirely of independent members of the Company's Board of Directors. The Committee reviews and approves each of the elements of the executive compensation program of the Company (including its subsidiaries) and assesses the effectiveness and competitiveness of the program. In addition, the Committee administers the key provisions of the executive compensation program and reviews with the Board of Directors all major aspects of compensation for the Company's chief executive officer. The Committee's review of the executive compensation program includes analyzing compensation programs, pay levels, and business results compared to a peer group of competitor financial institutions of comparable asset size.

Compensation Philosophy

The goals of the executive compensation program are to support a performance-oriented environment, to reinforce the Company's performance and business plans, and to enable the Company to attract and retain the executive talent it needs to maximize its return to stockholders.

The philosophy of the Company is to provide compensation programs designed to reward achievement of the Company's annual and long-term strategic goals, to provide compensation opportunities that are competitive with the peer group of competitor financial institutions, and to offer appropriate stock ownership opportunities.

Elements of the Executive Compensation Program

Base Salaries. The objectives of the base salary program are to offer base salaries within a salary grade which establishes the value of the position relative to other positions in the organization and to provide base salary increases that reward all officers for the ongoing performance of the duties of their positions and that are consistent with the Company's overall financial performance. The base salary compensation for executive officers is established after considering objective criteria, which include the review, and evaluation of surveys of compensation paid to the executives of similarly sized financial institutions.

Incentive Compensation Plan. The Incentive Compensation Plan (the "Plan") is intended to provide all employees with the opportunity for incentive compensation based upon corporate profitability and individual performance. The Plan has been designed so that 50% of the incentive award results from corporate returns and 50% derives from individual performance. For the Plan to be activated, current profits must be sufficient to cover any payments under the Plan. The Plan establishes various levels of profitability goals. The level of profitability attained determines the incentive awards to be paid. The Plan has been integrated with the Bank's strategic plan. Thus, the target profitability is consistent with management's profitability goal for the year. Half of an employee's total incentive compensation is based on the Bank's profitability. The balance derives from one of two factors, depending upon job title and grade level. Management positions are evaluated based upon achievement of department goals and objectives, while non-exempt employees are rewarded based upon quarterly and semi-annual performance reviews by their supervisor.

CEO Compensation. Paul Hudson's base salary is intended to be competitive with base salaries paid other chief executive officers of institutions of similar size and scope of operations. His base salary is reviewed annually by the Compensation/Benefits Committee. In addition, the Committee establishes criteria, based on performance targets, for the CEO incentive compensation award. Incentive awards and increases in base salary must be recommended by the Committee and approved by the Board.

This report of the Compensation/Benefits Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into filings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

                                               Ms. Rosa M. Hill
                                               Mr. Daniel A. Medina


                             Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgements, and the clarity of disclosures in the financial statements.

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States of America, their judgements as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under auditing standards generally accepted in the United States of America, including SAS 61. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company, including the matters in the written disclosures required by Independence Standards Board Standard No. 1, and considered the compatibility of non-audit services provided by the auditor with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended December 31, 2001, for filing with the Securities and Exchange Commission. The Committee has also recommended to the Board the selection of the Company's independent auditors.

This report of the Audit/Compliance Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Proxy Statement into filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference and shall not otherwise be deemed filed under such Acts.

                                                Mr. Stephen N. Rippe
                                                Mr. Kellogg Chan


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports (Forms 3, 4 and 5) of stock ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and beneficial owners of more than ten percent of the Company's stock are required by Securities and Exchange Commission regulations to furnish the Company with copies of all such forms that they file.

To our knowledge, based solely on the Company's review of the copies of such reports furnished to us and written representations that no such reports were required during the fiscal year ended December 31, 2001, Ms. Hill and Messrs. Chan, Duffy, Maddox, Marshall, Medina, Teasley, E. Hudson, P. Hudson, Adkins, Johnson and Parker each filed a Form 5 covering one previously unreported transaction. Mr. Kang filed a late Form 3 reporting that he did not own any of the Company's securities upon becoming an executive officer.


                    DATE FOR RECEIPT OF STOCKHOLDER PROPOSALS
                     FOR PRESENTATION AT THE ANNUAL MEETING

Any stockholder of the Company wishing to have a proposal considered for inclusion in the Company's 2003 proxy solicitation materials must set forth such proposal in writing and file it with the Secretary of the Company on or before May 19, 2002. The Board of Directors will review any stockholder proposals which are filed as required and will determine whether such proposals meet applicable criteria for inclusion in its proxy solicitation materials and for consideration at the Annual Meeting. Any stockholder may make any other proposal at the year 2003 Annual Meeting and the same may be discussed and considered, but unless stated in writing and filed with the Secretary of the Company on or before May 19, 2002, such proposal may only be voted upon at a meeting held at least 30 days after the Annual Meeting at which it is presented.

Under the Company's Bylaws, stockholder nominations for election of directors may only be made pursuant to timely notice in writing to the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the previous year's Annual Meeting (between March 20, 2002 and April 20,
2002) to be considered at the Annual Meeting in year 2003. Such notice must state the nominee's name, age and addresses (business and residence), the nominee's principal occupation or employment, and the class and number of shares of Common Stock beneficially owned by the nominee on the date of the notice. The required notice must also disclose certain information relating to the nominee, which would be required to be disclosed in a proxy statement and in certain other filings under federal securities laws.

                          ANNUAL REPORT AND FORM 10-KSB

The 2001 Annual Report to Stockholders containing the consolidated financial statements of the Company for the year ended December 31, 2001 accompanies this proxy statement.

Stockholders may obtain, without charge, a copy of the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 as filed with the Securities and Exchange Commission, without accompanying exhibits, by writing to Beverly A. Dyck, Investor Relations Representative, Broadway Financial Corporation, 4800 Wilshire Boulevard, Los Angeles, California 90010. A list of exhibits is included in the Form 10-KSB, and exhibits are available from the Company upon payment to the Company of the cost of furnishing them.

Please mark, sign, date, and return the accompanying proxy card in the enclosed-postage-paid envelope at your earliest convenience, whether or not you currently plan to attend the Annual Meeting.


BY ORDER OF THE BOARD OF DIRECTORS



Beverly A. Dyck
Secretary